Exhibit 4.6

Description of Securities Registered

Under Section 12 of the Securities Exchange Act of 1934

Please note that capitalized terms not defined herein should be given the same meaning provided in the Annual Report.

General

The Trust issues common shares of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the Trust. All Shares are fully paid and non-assessable. No Share has any priority or preference over any other Share of the Trust. The Shares are listed on The Nasdaq Stock Market LLC under the symbol “OBTC”.

The Shares may be purchased from the Trust or redeemed on a continuous basis, but only by Authorized Participants and only in blocks of 10,000 Shares. Individual Shares may not be purchased from the Trust or redeemed. Shareholders of the Trust that are not Authorized Participants may not purchase from the Trust or redeem Shares.

Description of Limited Rights

The Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A Shareholder does not have the statutory rights normally associated with the ownership of Shares of a corporation. Each Share is transferable (except to the extent restricted under the Securities Act), is fully paid and non-assessable and entitles the holder to vote on the limited matters upon which Shareholders may vote under the Trust Agreement. For example, Shareholders do not have the right to elect directors and do not receive dividends. The Shares do not entitle their holders to any conversion or preemptive rights or, except as discussed below, any redemption rights or rights to distributions.

Voting and Approvals

The Shareholders take no part in the management or control of the Trust. Under the Trust Agreement, Shareholders have limited voting rights. However, no amendments to the Trust Agreement that materially adversely affect the interests of Shareholders may be made without the vote of at least a majority (over 50%) of the Shares (not including any Shares held by the Sponsor or its affiliates). The Sponsor may generally make any other amendments to the Trust Agreement in its sole discretion without Shareholders’ consent.

Redemption Provisions

The Shares may be redeemed only by or through an Authorized Participant and only in Baskets.

Book Entry Form

Shares of the Trust are held in book-entry form by the Transfer Agent. Transfers are made in accordance with standard securities industry practice. The Sponsor or its delegate shall (i) direct the Transfer Agent to credit or debit the number of creation Baskets or redemption Baskets to the account of the applicable purchaser; and (ii) issue or cancel creation Baskets or redemption Baskets, as applicable, at the direction of the Sponsor or its delegate. The Transfer Agent shall issue or cancel each purchaser’s Shares, as applicable.